Canadian Oil Sands

03 FEB 10 AM 7:21

03003705

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

February 5, 2003

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC
20549 USA

SUPPL

Dear Sirs:

Re: ***Canadian Oil Sands Trust - File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed is a press release of Canadian Oil Sands Trust relating to its proposed acquisition of an additional 10% interest in Syncrude issued February 3, 2003, which has been filed with the regulatory authorities in Canada.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/cej
Encl.

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust agrees to acquire an additional 10 per cent interest in Syncrude

Calgary, February 3, 2003 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust") today announced that its wholly owned subsidiary, Canadian Oil Sands Limited, (collectively, "Canadian Oil Sands") has agreed to acquire a 10 per cent interest in the Syncrude Joint Venture from EnCana Corporation ("EnCana") for approximately Cdn $1.07 billion cash. Following this transaction, Canadian Oil Sands will become the largest owner of the Syncrude project with a 31.74 per cent interest.

Canadian Oil Sands also obtained an option to purchase, under similar terms and conditions, EnCana's remaining 3.75 per cent interest in Syncrude until December 31, 2003. Concurrent with the exercise of this purchase option, the Trust will purchase from EnCana a six per cent gross overriding royalty on a 1.25 per cent indirect Syncrude interest held by a third party independent oil and gas company for $16 million.

"We are very pleased with this opportunity to increase our interest in a project focused on the expansion of Canada's vast oil sands," said Marcel Coutu, President and Chief Executive Officer. "Canadian Oil Sands' value as a pure play on one of the largest oil deposits in the world now has been further enhanced by our demonstrated ability to grow by acquisition as well as internally. This transaction positions us as the natural consolidator of the Syncrude interests and immediately increases our production and reserves, augmenting the Trust's already strong growth profile. After this transaction and following the completion of the Stage 3 expansion in 2005, we expect our production to average approximately 111,000 barrels per day."

The following are highlights of the transaction:

- On a pro forma basis, the acquisition is expected to be accretive to the Trust's unitholders on the basis of cash flow, earnings and net asset value per unit.
- The acquisition will boost the Trust's production by 46 per cent to approximately 74,000 barrels per day, and proven reserves and undeveloped resource are expected to increase commensurately to approximately 2.6 billion barrels.

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- Economies of scale created through the transaction are anticipated to reduce the Trust's general and administrative costs per barrel, which are already among the lowest in the trust sector at $0.72 per barrel, including insurance.
- Following the acquisition and related equity financing, the Trust's market capitalization will be approximately Cdn $3.0 billion with an enterprise value of approximately Cdn $3.8 billion, making Canadian Oil Sands the largest income trust in Canada by a significant margin and the fifth largest Canadian independent, publicly-traded petroleum producer. The increase in the Trust's size should result in greater market liquidity and broader access to capital.

In accordance with the Trust's risk management program, Canadian Oil Sands plans to hedge virtually all of the acquired production through to the end of 2003. EnCana will continue to market all of the Trust's share of Syncrude Sweet Blend following the transaction under the same arrangement that existed prior to the transaction.

Canadian Oil Sands plans to finance the acquisition with two-thirds equity and one-third debt, which is consistent with the Trust's capital structure prior to the transaction. A significant portion of the equity financing, in the amount of approximately $300 million, has been secured through a private placement with a large institutional investor, and the balance will be raised through a combination of public and private equity financings. The Trust also has secured bridge financing from Canadian Imperial Bank of Commerce and Merrill Lynch & Co.

Since the Trust plans to maintain pre-acquisition financial ratios, it expects that its capacity to fund its share of Syncrude's Stage 3 expansion will remain strong. Correspondingly, distributions are anticipated to remain stable given the current economic and commodity price environments.

The transaction is to be effective February 1, 2003, and subject to customary regulatory approvals, is expected to close on or about February 28, 2003. The purchase price of approximately Cdn $1.07 billion is subject to customary closing adjustments and transaction costs.

CIBC World Markets Inc. and Merrill Lynch & Co. acted as financial advisors to Canadian Oil Sands Trust with respect to this transaction.

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The Syncrude Project is a joint venture operated by Syncrude Canada Ltd. Syncrude is the world's largest producer of light sweet crude oil from oil sand and the largest single source of oil in Canada. Located near Fort McMurray, Alberta, Syncrude operates large oil sands mines, a utilities plant, bitumen extraction plants and an upgrading complex that processes bitumen into light sweet crude oil called Syncrude Sweet Blend. In 2002, Syncrude shipped 83.8 million barrels of Syncrude Sweet Blend from proven reserves of 3.5 billion barrels plus additional undeveloped resource of 4.8 billion barrels. Syncrude is in the midst of a large expansion program designed to more than double production by 2015. Stage 3 of the program is currently underway and is expected to result in productive capacity expanding from today's level of 90 million barrels per year to approximately 128 million barrels per year by 2005. Proven, developed reserves represent more than a 35-year lifespan using today's infrastructure with the potential to extend reserve life beyond the year 2050 as the leases are developed.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 21.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 57.7 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

Conference Call and Investor Presentation

Canadian Oil Sands Trust will host a conference call for investors, financial analysts and the media on Monday, February 3, 2003 at 4:30 p.m. eastern standard time to discuss this acquisition. To participate, please call 1-888-937-5823. Please register at least 10 minutes before the start of the conference call. The conference call will be recorded and available for review by calling 1-800-558-5253 and entering 21120235 until February 17, 2003.

An investor presentation describing the proposed transaction will be available on Canadian Oil Sands' Website at www.cos-trust.com.

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Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the anticipated increase to production and reserves, the accretive nature of the transaction, the expected economies of scale of the transaction, the ability to successfully hedge the acquired production, the impact of the acquisition on distribution levels, the anticipated credit ratings and financial ratios, and the closing date. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; commodity prices; competition;, the ability to obtain financing; imprecision in estimating future production capacity; the timing, costs and level of production; changes in regulation, including environmental; need to obtain required approval from regulatory authorities; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com